Exhibit e(2)
                         [FORM OF PLAN OF DISTRIBUTION]

     WHEREAS (the "Fund") is registered under the Investment Company Act of 1940, as amended ("1940 Act"), as an open-end management investment company, and proposes to offer for public sale shares of common stock; and

     WHEREAS the Fund has entered into a Distribution Agreement ("Agreement") with Investor Service Center, Inc. (the "Distributor") pursuant to which the Distributor has agreed to serve as the principal distributor for the Fund;

     NOW, THEREFORE, the Fund hereby adopts this plan of distribution ("Plan") with respect to the Fund in accordance with Rule 12b-l under the Act.

     1. As Distributor for the Fund, the Distributor may spend such amounts as it deems appropriate on any activities or expenses primarily intended to result in the sale of the Fund's shares or the servicing and maintenance of shareholder accounts, including, but not limited to: advertising, direct mail, and promotional expenses; compensation to the Distributor and its employees; compensation to and expenses, including overhead and telephone and other communication expenses, of the Distributor, the Investment Manager, the Fund, and selected broker/dealers and their affiliates who engage in or support the distribution of shares or who service shareholder accounts; fulfillment expenses, including the costs of printing and distributing prospectuses, statements of additional information, and reports for other than existing shareholders; the costs of preparing, printing and distributing sales literature and advertising materials; and internal costs incurred by the Distributor and allocated by the Distributor to its efforts to distribute shares of the Fund or service shareholder accounts such as office rent and equipment, employee salaries, employee bonuses and other overhead expenses.


     2. A. The Fund is authorized to pay to the Distributor, as compensation for the Distributor's distribution and service activities as defined in paragraph 13 hereof with respect to its shareholders, a fee at the rate of 0.25% on an annualized basis of its average daily net assets. All or a portion of such fee may be designated by the Fund's board of directors ("Board") as a fee for service activities or as a fee for distribution activities. Such fee shall be calculated and accrued daily and paid monthly or at such other intervals as the Board shall determine.

          B. The Fund may pay fees to the Distributor at a lesser rate than the fees specified in paragraph 2A of this Plan as mutually agreed to by the Board and the Distributor.

     3. This Plan shall not take effect until it has been approved by:

          A. the vote of at least a majority of the outstanding voting securities of the Fund and

          B. the vote cast in person at a meeting called for the purpose of voting on this Plan of a majority of both (i) those directors of the Fund who are not interested persons of the Fund and have no direct or indirect financial interest in the operation of this Plan or any agreement related to it (the "Plan Directors"), and (ii) all of the directors then in office.

     4. This Plan shall continue in effect for one year from its execution or adoption and thereafter for so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in paragraph 3B.

     5. The Distributor shall provide to the Board and the Board shall review, at least quarterly, a written report of the amounts expended under this Plan and the purposes for which such expenditures were made. A reasonable allocation of overhead and other expenses of the Distributor related to its distribution activities and service activities, including telephone and other communication expenses, may be included in the information regarding amounts expended for such activities.

     6. This Plan may not be amended to increase materially the amount of fees provided for in paragraphs 2A and 2B hereof unless such amendment is approved by a vote of a majority of the outstanding voting securities of the Fund, and no material amendment to this Plan shall be made unless approved by the Board and the Plan Directors in the manner provided for approval of this Plan in paragraph 3B.

     7. The amount of the fees payable by the Fund to the Distributor under paragraphs 2A and 2B hereof is not related directly to expenses incurred by the Distributor on behalf of the Fund in serving as distributor, and paragraph 2 hereof does not obligate the Fund to reimburse the Distributor for such expenses. The fees set forth in paragraphs 2A and 2B hereof will be paid by the Fund to the Distributor unless and until this Plan is terminated or not renewed. If this Plan is terminated or not renewed, any expenses incurred by the Distributor on behalf of the Fund in excess of payments of the fees specified in paragraphs 2A and 2B hereof which the Distributor has received or accrued through the termination date are the sole responsibility and liability of the Distributor, and are not obligations of the Fund.

     8. Any other agreements related to this Plan shall not take effect until approved in the manner provided for approval of this Plan in paragraph 3B.

     9. The Distributor shall use its best efforts in rendering services to the Fund hereunder, but in the absence of willful misfeasance, bad faith or gross negligence in the performance of its duties or reckless disregard of its obligations and duties hereunder, the Distributor shall not be liable to the Fund, the Fund or to any shareholder of the Fund for any act or failure to act by the Distributor or any affiliated person of the Distributor or for any loss sustained by the Fund, the Fund or the Fund's shareholders.

     10. This Plan may be terminated at any time by vote of a majority of the Plan Directors, or by vote of a majority of the outstanding voting securities of the Fund.

     11. While this Plan is in effect, the selection and nomination of directors who are not interested persons of the Fund shall be committed to the discretion of the directors who are not interested persons.

     12. The Fund shall preserve copies of this Plan and any other agreements related to this Plan and all reports made pursuant to paragraph 5 hereof, for a period of not less than six years from the date of this Plan, or the date of any such agreement or of any such report, as the case may be, the first two years in an easily accessible place.

     13. For purposes of this Plan, "distribution activities" shall mean any activities in connection with the Distributor's performance of its services under this Plan or the Agreement that are not deemed "service activities." "Service activities" shall mean activities covered by the definition of "service fee" contained in amendments to Section 26 (b) of the National Association of Securities Dealers, Inc.'s Rules of Fair Practice.

     14. As used in this Plan, the terms: "majority of the outstanding voting securities" and "interested person" shall have the same meaning as those terms have in the 1940 Act.

     IN WITNESS WHEREOF, the Fund has executed this Plan on the day and year set forth below in the City and State of New York.

DATE: August 28, 1995

ATTEST:                                      MIDAS FUND, INC.

_____________________                  By:_________________________